Exhibit 12.1

		Year Ended December 31,					Six Months Ended June 30,
		2003	2002	2001	2000	1999	2004	2003
		(in thousands)					(in thousands)

Fixed charges:
Interest expense		$5,784	$4,830	$259	$39	$438	$3,290	$2,481
Interest capitalized		2,470	1,924	—	—	—	841	1,661
Estimated interest within rental expense		7,193	6,802	4,419	1,267	522	3,505	3,706
		$15,447	$13,556	$4,678	$1,306	$960	$7,636	$7,848
Earnings:
Loss before income tax expense		$(196,345)	$(208,898)	$(60,856)	$(8,793)	$(19,499)	$(102,189)	$(99,741)
Add:	Fixed charges	15,447	13,556	4,678	1,306	960	7,636	7,848
	Amortization of capitalized interest	98	1	—	—	—	81	17
Less:	Interest capitalized	(2,470)	(1,924)	—	—	—	(841)	(1,661)
		$(183,270)	$(197,265)	$(56,178)	$(7,487)	$(18,539)	$(95,313)	$(93,537)

Deficiency of earnings to fixed charges		$(198,717)	$(210,821)	$(60,856)	$(8,793)	$(19,499)	$(102,949)	$(101,385)